UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________________ to ______________

Commission File Number 001-41695

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CORE LABORATORIES PROFIT SHARING AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Core Laboratories Inc.
6316 Windfern Road
Houston, Texas 77040

REQUIRED INFORMATION

The Core Laboratories Profit Sharing and Retirement Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, also known as ERISA.

ITEM 4. As permitted by the U.S. Securities and Exchange Commission Rules, Items 1, 2, and 3 of this Annual Report on Form 11-K have been omitted, and the following financial statements of the Plan, notes to such financial statements, and the Report of Independent Registered Public Accounting Firm on such financial statements are being filed in this Report in accordance with ERISA reporting requirements:

(a)
Report of Independent Registered Public Accounting Firm

(b)
Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023

(c)
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2024

(d)
Notes to Financial Statements as of December 31, 2024 and 2023

(e)
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2024

(f)
Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2024

The Independent Registered Public Accounting Firm's Consent to the incorporation by reference of these financial statements in the Registration Statement on Form S-8 (No. 333-248137, 333-231277, 333-73772, 333-73774), which pertains to the Core Laboratories Profit Sharing and Retirement Plan, is being filed as Exhibit 23.1 to this Annual Report on Form 11-K.

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

DECEMBER 31, 2024 and 2023

INDEX TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because the schedules are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Plan Participants of the

Core Laboratories Profit Sharing and Retirement Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Core Laboratories Profit Sharing and Retirement Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes to the financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4(a) Schedule of Delinquent Participant Contributions for the year ended December 31, 2024 and the Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ham, Langston & Brezina, L.L.P.

We have served as the Plan’s auditor since 2004.

Houston, Texas

June 27, 2025

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2024 AND 2023

	2024	2023
ASSETS

Investments, at fair value:
Core Laboratories Inc. Common Stock	$4,462,997	$4,574,204
Investment funds	151,353,753	143,123,783
Total investments, at fair value	155,816,750	147,697,987

Investments, at contract value:
Life insurance contract	21,109	34,397

Total investments	155,837,859	147,732,384

Receivables:
Notes receivable from participants	1,507,203	1,507,132

Total receivables	1,507,203	1,507,132

Net assets available for benefits	$157,345,062	$149,239,516

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2024

Additions to net assets attributable to:
Investment income:
Interest and dividend income	$5,963,649
Net appreciation in fair value of investments	13,318,681

Total investment income	19,282,330

Contributions:
Participant	4,676,557
Employer	2,313,032
Participant rollovers	821,324

Total contributions	7,810,913

Interest income on notes receivable from participants	112,714

Total additions	27,205,957

Deductions from net assets attributed to:
Withdrawals and retirement benefits	19,027,416
Administrative expenses	72,995

Total deductions	19,100,411

Net increase in net assets available for benefits	8,105,546

Net assets available for benefits, beginning of year	149,239,516

Net assets available for benefits, end of year	$157,345,062

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The Core Laboratories Profit Sharing and Retirement Plan (the "Plan" or "Core Lab Plan") is sponsored by an entity (the "Company") wholly owned by Core Laboratories Inc. and was established, effective October 1, 1994. The following brief description of the Plan provides only general information. Participants should refer to the Summary Plan Description or Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code (the "Code" or “IRC”).

Plan Amendments

The Plan, from time to time, makes amendments to incorporate changes in regulations and provide clarity to its provisions. The Plan was amended and most recently restated in November 2021 for this purpose, and continues to make Plan amendments, as appropriate, and any significant revisions to Plan policy are contained herein.

In November 2023, the plan was amended and certain payment options for retirees are included in the scope of the updated document.

Plan Administrator and Trustee

An administrative committee appointed by the Company is the Plan Administrator, as defined under ERISA. Fidelity Investments (the "Record-keeper") and Fidelity Management Trust Company (the "Trustee") have been contracted to serve as the record-keeper and the trustee of the Plan, respectively. The Trustee is the custodian of the investment funds, Wilcac Insurance Company ("Wilcac") is the custodian of the life insurance contract, and Fidelity Investments is the custodian of Core Laboratories Inc. Common Stock.

Eligibility

Substantially all of the Company's employees are eligible to participate in the Plan and qualify for the employer match contribution. Participation may commence upon the eligible employee's date of hire. Employees must satisfy a service requirement of 1,000 hours of service during a Plan year to receive any "non-elective" employer contributions.

Contributions

The Plan allows each participant to make pre-tax contributions or after-tax Roth contributions of up to 60% of his or her compensation, as defined by the Plan, up to the statutory limit of $23,000 for 2024. The Plan also allows participants who attained age 50 before the close of the Plan year to contribute an additional "catch-up" contribution in the amount of $7,500 for 2024, as permitted under the Code. The Company made discretionary matching contributions of 4% for each participant's compensation totaling $2,313,032, which was made during the year ended December 31, 2024. In addition, the Company may, in its discretion, make employer "non-elective" discretionary contribution for a Plan year with respect to each participant who has completed 1,000 hours of service (as defined by the Plan) and is employed by the Company on the last day of such Plan year. During the year ended December 31, 2024, no employer non-elective discretionary contribution was made.

Participant Accounts

Each participant's account is credited with the participant's contributions, the discretionary Company contribution, if any, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances in accordance with the terms of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance, as defined below.

Vesting

Participants are 100% vested in company matching contributions. Participants vest in Company "non-elective" contributions and the related investment earnings or losses at the rate of 20% for each completed year of service, as defined by the Plan. A participant becomes fully vested in Company contributions and related earnings/losses if such participant, while employed by the Company, becomes totally and permanently disabled, upon death, or attains either the early retirement age of 55 years with 10 years of service or the normal retirement age of 65, as defined by the Plan document.

Investment Program

Participants may direct the investment of their contributions, into any registered investment companies (mutual funds) offered by the Plan, collective trust funds and the Core Laboratories Inc. Common Stock. The Plan's life insurance contract was not available during the year ended December 31, 2024 as a participant investment option.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds on a daily basis with some restrictions. For insiders, as defined by the U.S. Securities and Exchange Commission, transfers into or out of Core Laboratories Inc. Common Stock are limited to certain trading windows.

Administrative Expenses

The Plan is responsible for payment of the Record-keeper and Trustee expenses and fees; however, the Company may pay the Plan expenses directly. No material expenses were paid by the Company on behalf of the Plan during the year ended December 31, 2024. Transaction charges for maintaining an account, loan, and benefit payment transactions, are paid by the Plan by reducing the balances of those participants initiating the transactions.

Expense Offset Arrangements

Fees incurred by the Plan for the investment management services and recordkeeping are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment.

Notes Receivable from Participants

The Plan permits eligible participants to borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balances in the Plan. Notes receivable bore interest ranging from 4.25% to 9.50% at December 31, 2024. Notes receivable are repaid through payroll deductions over a period not to exceed five years and are collateralized by the vested balance in the participant's account and are calculated on a fully amortized basis.

Payment of Benefits and Forfeitures

Upon termination of employment, death, disability, or retirement, a participant, or the participant's estate in the case of death, may elect to receive a distribution equal to the participant's vested interest in his or her Plan account balance. A participant may elect an in-kind distribution of the portion of his or her vested account balance that is invested in Core Laboratories Inc. Common Stock. The Plan, upon the participant’s termination, automatically distributes vested account balances less than $1,000 to the participant and automatically rolls over vested account balances between $1,000 and $5,000 into an individual retirement account.

A participant may make an in-service withdrawal from his or her vested account balance at age 59 1/2 or later. Subject to satisfying the applicable requirements of the Code, a participant may also make an in-service withdrawal from his or her pre-tax contributions in the event of financial hardships. A participant can withdraw his or her rollover contributions at any time.

Prior to age 59 1/2, a participant may elect an in-service distribution of an amount not exceeding the then value of the participant's vested interest, as defined by the Plan document, in the participant's employer contribution portion of their account, subject to the following limitations: (a) the participant must have been a participant in the Plan for at least five years; and (b) the amount available for such in-service distribution must be an eligible rollover distribution.

Upon a participant's termination of employment, any unvested Company contributions and the related investment earnings or losses will be forfeited. Subject to certain conditions, a participant who returns to employment within five years from his or her previous termination date is entitled to have his or her forfeited account balance restored.

Forfeitures, net of amounts restored, may be used to first pay Plan expenses, then to reduce future Company contributions under the Plan. Forfeitures of $6,148 and $20,161 were available to pay Plan expenses or to reduce future Company contributions, at December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, forfeitures of approximately $15,410, were used to reduce Company contributions or pay Plan expenses.

Priorities Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated and distributed among the participants and beneficiaries of the Plan in accordance with ERISA and the terms of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Investment Valuation

Core Laboratories Inc. Common Stock and investment fund securities are valued at fair value. Core Laboratories Inc. Common Stock values are based on their quoted market prices. Investments in shares of the mutual funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Plan’s interest in the collective trust is valued based on the fair value of the underlying investments held by the fund less its liabilities at year end. Investments in life insurance policies are recorded at the cash surrender value of the life insurance policies, as determined by the issuer of the insurance policy.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Investment Income

Investment income includes the net appreciation or depreciation in the fair value of the Plan's investments, consisting of realized and unrealized gains and losses. Dividend and interest income from investments and notes receivable from participants are recorded as earned and allocated to participants based upon their proportionate share of assets in each investment fund.

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.

Plan management evaluates estimates on an ongoing basis and utilizes historical experience, as well as various other assumptions believed to be reasonable in a given circumstance, in order to make these estimates. Actual results could differ from estimates, as assumptions and conditions change.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as the Plan assessed that the notes receivable from participants were adequately collateralized or collectable, as of December 31, 2024 and 2023. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

3. FAIR VALUE MEASUREMENTS

In determining fair value, the degree of judgment used to measure fair value generally correlates to the type of pricing and other data used as inputs, or assumptions, in the valuation process. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's own market assumptions using the best information available. Based on the type of inputs used to measure the fair value of the Plan's financial instruments, the Plan classifies them into the following three-level hierarchy:

•
Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.
•
Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities in active or inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•
Level 3 includes unobservable inputs which reflect the Plan's estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In determining the fair value of the assets and liabilities, the Plan generally uses two approaches, the market approach and the cost approach. The market approach uses prices and other relevant data based on market transactions involving identical or comparable assets. The cost approach is the amount that would be currently required to replace an asset and indicates the cost to the Plan to require a substitute asset.

The following is a description of the valuation methods used for assets measured at fair value at December 31, 2024 and 2023. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Mutual funds: The fair value of these funds is based on the daily closing price as reported by the fund (Market approach). Investment funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Core Laboratories Inc. Common Stock: The fair value of this security is based on observable market quotations in an active market and is priced on a daily basis at the close of business (Market approach).

Collective trusts: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. (Market approach)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2024 and 2023:

		Fair Value Measurement at December 31, 2024
	Total	Level 1	Level 2	Level 3
Assets:
Mutual funds	$132,434,560	$132,434,560	$—	$—
Core Laboratories Inc. common stock	4,462,997	4,462,997	—	—
Net assets in fair value hierarchy	136,897,557	$136,897,557	$—	$—
Investments measured at NAV(1)	18,919,193
Total	$155,816,750

		Fair Value Measurement at December 31, 2023
	Total	Level 1	Level 2	Level 3
Assets:
Mutual funds	$122,367,277	$122,367,277	$—	$—
Core Laboratories Inc. common stock	4,574,204	4,574,204	—	—
Net assets in fair value hierarchy	126,941,481	$126,941,481	$—	$—
Investments measured at NAV(1)	20,756,506
Total	$147,697,987

(1) In accordance with Accounting Standards Codification "ASC" 820-10, certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the fair value of the Plan's assets at the end of each respective year.

Fair Value of Investments in Entities that Use NAV

	Fair value as of December 31,		Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Collective Trust *	2024	2023
Putnam Stable Value Fund	$18,919,193	$20,756,506	N/A	Daily	None	None

* The underlying investments held in the collective trust funds are equity or debt securities held to replicate the performance of various indexes. The collective trust funds are valued at the NAV per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date.

4. INVESTMENTS CARRIED AT CONTRACT VALUE

In 1999, the Plan entered into a traditional fully benefit-responsive guaranteed investment contract with Wilcac totaling $21,109 for 2024 and $34,397 for 2023. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.

5. RISKS AND UNCERTAINTIES

The Plan provides for various investments in investment funds, and Core Laboratories Inc. Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, foreign exchange, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits, Statement of Changes in Net Assets Available for Benefits, and the amounts reported in participant accounts.

6. FEDERAL INCOME TAX STATUS

The Plan adopted by the Company is a volume submitter (“VS”) plan that is designed to comply with provisions of the IRC Economic Growth and Tax Reconciliation Act of 2001 (“EGTRRA”). Such VS plans are pre-approved by the Internal Revenue Service by reference to the Cumulative List of Changes in Plan Qualification Requirements (the “Cumulative List”) provided under EGTRRA. Accordingly, the Plan is eligible for a six-year remedial amendment cycle. Because the Plan is a VS plan, the Company is not authorized to amend the Plan except to comply with changes in the Cumulative List. The Plan received a favorable opinion letter from the Internal Revenue Service on July 6, 2015.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if it has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. PARTY-IN-INTEREST TRANSACTIONS

The Plan provides for investment in shares of Core Laboratories Inc. Common Stock, investment in funds managed by the Trustee, and collective trust funds. The Plan also allows participants to borrow from their vested balances. These transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; consequently, these transactions are permitted. Administrative expenses associated with plan administration, record-keeping, and investment management fees are paid by the plan to certain parties-in-interest.

The Plan held $4,462,997 and $4,574,204 of Core Laboratories Inc. common shares at December 31, 2024 and 2023, respectively.

8. NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Company remitted certain 2024 participant contributions of $1,737 to the Trustee later than required by Department of Labor ("DOL") Regulation 2510.3-102. The Company will pay the required excise tax on the transaction is for Plan year 2024 by the applicable due date. In addition, participant accounts will be credited with the amount of the investment income that would have been earned had the participant contributions been remitted on a timely basis.

9. SUBSEQUENT EVENTS

Plan management has evaluated all subsequent events through June 27, 2025, which is the date the financial statements were available to be issued, and has concluded that there are no significant events to be reported.

SUPPLEMENTAL SCHEDULES

Form 5500, SCHEDULE H, line 4a

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Corrected thru VFCP	Under VFCP and PTE 2002-51
Check here if late participant loan contributions are included.

Certain participant contributions for employees were not timely funded as prescribed by DOL Regulation 2510.3-102. The 2024 participant contributions were deposited in 2025.	$1,737	$—	$—	$—

Form 5500, SCHEDULE H, line 4i

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2024

Plan Number: 001

EIN: 76-0446294

(a)	(b) Identity of Issuer, Borrower, Lessor or Other Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	** (e) Current Value
*	Core Laboratories Inc.	Common Stock	$4,462,997
	Putnam	Collective Trust - Putnam Stable Value	18,919,193
*	Fidelity	Mutual Fund - 500 Index Fund	26,254,722
	American Funds	Mutual Fund - 2020 Target Date Retirement Fund - Class R-6	11,025,328
	T. Rowe Price	Mutual Fund - Large-Cap Growth Fund I Class	13,082,126
	American Funds	Mutual Fund - 2025 Target Date Retirement Fund - Class R-6	8,642,703
	American Funds	Mutual Fund - 2030 Target Date Retirement Fund - Class R-6	8,305,157
	American Funds	Mutual Fund - 2045 Target Date Retirement Fund - Class R-6	7,229,717
	American Funds	Mutual Fund - 2035 Target Date Retirement Fund - Class R-6	7,626,061
	American Funds	Mutual Fund - 2040 Target Date Retirement Fund - Class R-6	6,736,123
	Touchstone	Mutual Fund - Small Company Fund - Class R-6	4,814,715
	Artisan	Mutual Fund - International Value Fund Investor Class	4,131,284
	The Vanguard Group	Mutual Fund - Selected Value Fund	4,682,958
	JP Morgan Chase Bank	Mutual Fund - Mid Cap Growth Fund	3,238,697
	American Funds	Mutual Fund - 2050 Target Date Retirement Fund - Class R-6	3,941,482
	PIMCO Funds	Mutual Fund - Total Return Fund Institutional Class	3,301,306
	The Vanguard Group	Mutual Fund - Total Stock Market Index	3,697,417
	Cohen & Steers Funds	Mutual Fund - Realty Shares	2,037,392
	The Vanguard Group	Mutual Fund - Mid Capitalization Index	1,720,939
	The Vanguard Group	Mutual Fund - Total Stock Market Index Admiral	1,704,041
	The Vanguard Group	Mutual Fund - Small Cap Stock Index	1,863,966
	American Funds	Mutual Fund - New World Fund - Class R-6	1,502,962
	Calvert Investments	Mutual Fund - Calvert Social Index	2,070,390
	American Funds	Mutual Fund - 2055 Target Date Retirement Fund - Class R-6	1,464,919
	Victory Capital Management	Mutual Fund - Small Company Opportunity Fund	712,090
	JP Morgan Chase Bank	Mutual Fund - Large Cap Value Fund	1,166,953
	American Funds	Mutual Fund - 2060 Target Date Retirement Fund - Class R-6	606,730
*	Fidelity	Mutual Fund - US Bond Index Fund	615,500
	American Funds	Mutual Fund - 2065 Target Date Retirement Fund - Class R-6	171,475
*	Fidelity	Mutual Fund - Government Money Market Fund - Class K6	87,407
	Wilcac Life Insurance Company	Life Insurance Policies - Cash surrender value	21,109
*	Participant Loans	Interest rates ranging from 4.25% to 9.50% with varying maturity dates	1,507,203
			$157,345,062

* Represents a party-in-interest transaction.

** Cost information is not presented because all investments are participant directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN

	By:	Administrative Committee of the
Core Laboratories Profit Sharing and
Retirement Plan

Date: June 27, 2025	By:	/s/ Christopher S. Hill
Christopher S. Hill
Administrative Committee Member,
Core Laboratories Profit Sharing and
Retirement Plan

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm - Ham, Langston & Brezina L.L.P.